SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.   )

                      The Flight International Group, Inc.
                      ------------------------------------
                                (Name of Issuer)

                   New Common Stock, par value $.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   476142 10 4
                                 --------------
                                 (CUSIP number)

                                February 29, 2000
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designtae the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 476142 10 4

Name of Reporting Person and I.R.S. Identification Number:
         Charles T. Myers  Social Security # ###-##-####

Check the Appropriate Box if a Member of a Group:
         [ ]   (a)
         [ ]   (b)

SEC Use Only:

Citizenship or Place of Organization:    United States

5)    Amount beneficially owned with sole voting power:      101,398
                                                           --------

6)    Shared power to vote or to direct the vote:        0
                                                       -----

7)    Sole dispositive power:     101,398
                                  -------

8)    Shared dispositive power:         0
                                      ----

9)    Aggregate Amount Beneficially Owned by Each Reporting Person:   101,398
                                                                     ---------

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  [  ]

11)   Percent of Class Represented by Amount in Row (9):  9.09%

12)   Type of Reporting Person:   IN

Item 1(a). Name of Issuer:

               The Flight International Group, Inc.
               ------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

         One Lear Drive, Newport News, Virginia 23602
         --------------------------------------------

Item 2(a). Name of Person Filing:

         Charles T. Myers
         ----------------

Item 2(b). Address of Principal Business Office or, if none, residence:

         One Lear Drive, Newport News, Virginia 23602
         --------------------------------------------

Item 2(c). Citizenship:

          United States
         --------------------------------------------


Item 2(d). Title of Class of Securities:

         New Common Stock, par value $.01 per share
         --------------------------------------------

Item 2(e). CUSIP Number:         476142 10 4
                                                 -----------

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a) __  Broker or dealer registered under Section 15 of the Act,
(b) __  Bank as defined in Section 3(a)(6) of the Act,
(c) __  Insurance Company as defined in Section 3(a)(19) of the Act,
(d) __  Investment Company registered under Section 8 of the Investment
        Company Act of 1940,
(e) __  Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E),
(f) __ Employee Benefit Plan or Endowment Fund in accordance with Section 240.13d-1(b)(1)(ii)(F),
(g) __  Parent Holding Company or Control Person in accordance with
        Rule 13d-1(b) (ii)(G),
(h) __ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i) __ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
        Company Act of 1940,
(j) __  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.    Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

         101,398
         --------------

(b)      Percent of class:

         9.09%
         --------------

(c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote      101,398
                                                            --------

         (ii)  Shared power to vote or to direct the vote        0
                                                               -----

         (iii) Sole power to dispose or to direct the disposition of    101,398
                                                                        -------

         (iv)  Shared power to dispose or to direct the disposition of       0
                                                                           -----


Item 5.    Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Items 7-9.

         Not applicable.

Item 10.   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: April 3, 2000                                    /s/ CHARLES T. MYERS
                                                     --------------------------
                                                           CHARLES T. MYERS